FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For June 9, 2021

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

10B Edificio Associacao Industrial de Macau
32-36 Rua do Comandante Mata e Oliveira
Macau
Special Administrative Region, PRC
 (Address of principal executive offices)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by

Date: June 9, 2021

Deswell Announces Second Half 2021 Results

-  Company Announces Second Half Cash Dividend of 0.10 Per Share -

FOR IMMEDIATE RELEASE

MACAO (June 9, 2021) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its unaudited financial results for the second half of the fiscal year ended March 31, 2021.

Net sales for the six months ended March 31, 2021 were $37.2 million, an increase of 34.5% compared to net sales of $27.7 million for the six months ended March 31, 2020. Net sales increased by 4.1% to $11.1 million in the plastic segment and by 53.6% to $26.1 million in the Company’s electronic segment.

Total gross margin increased to 20.4% during the six months ended March 31, 2021, as compared to 19.2% in the same period last year.  Gross profit margin in the plastic segment increased to 26.0% of net sales for the second half of fiscal 2021, as compared to 23.3% of net sales for the corresponding period of the last fiscal year.   The increase in gross profit margin in the plastic segment was mainly due to a decrease in raw materials cost, offsetting the increase in factory overhead, as a percentage of sales. Gross profit margin for the electronic segment for the six months ended March 31, 2021 increased from 16.7% in the second half of fiscal 2020 to 17.9% in the second half of fiscal 2021. The increase was mainly due to increases in sales volume, increased percentage of sales of ODM products, and the implementation of cost control measures.

Operating income for the second half of fiscal 2021 increased from $0.3 million in the second half of fiscal 2020 to $2.3 million in the second half of fiscal 2021.

The Company reported net income of $6.7 million for the six months ended March 31, 2021, as compared to net loss of $2.6 million for the six months ended March 31, 2020.  Non-operating income for the six months ended March 31, 2021 was $4.6 million, as compared to a non-operating expense of $2.6 million in the six months ended March 31, 2020.  Non-operating income during the six months ended March 31, 2021 was primarily comprised of an increase of $2,538,000 in the fair value of marketable securities held, $1,214,000 from rental income, $482,000 of dividend income from securities investments, and a $279,000 realized gain from the sale of marketable securities, as compared to a decrease of $3,927 in the fair value of marketable securities held, $761,000 from rental income, $485,000 of dividend income from securities investments and $126,000 from interest income in the second half of fiscal 2020.  Deswell reported basic and diluted income per share of $0.42 for the second half of fiscal 2021 (based on 15,915,000 and 15,995,000 weighted average shares outstanding, respectively), as compared to a basic and diluted loss per share of $0.16 (based on 15,915,000 and 15,966,000 weighted average shares outstanding), for the six months ended March 31, 2020.

Net sales for the year ended March 31, 2021 were $64.9 million, a decrease of 0.7% compared to net sales of $65.4 million for fiscal 2020.  Operating income for the year ended March 31, 2021 increased to $3.3 million, as compared to operating income of $1.4 million for fiscal 2020. The Company reported net income of $8.2 million in fiscal 2021, as compared to net loss of $1.3 million for the year ended March 31, 2020. The increase in net income was mainly attributed to the non-operating income of $5.4 million in fiscal 2021, as compared to the non-operating expense of $2.4 million in fiscal 2020. Deswell reported a basic net income per share of $0.52 and diluted net income per share of $0.51 for fiscal 2021, (based on 15,915,000 and 16,047,000 weighted average shares outstanding, respectively), as compared to a basic and diluted loss per share of $0.08 (based on 15,914,000 and 16,020,000 weighted average shares outstanding), for the prior fiscal year.

The Company's financial position remained strong, with $20.2 million in cash and cash equivalents and working capital totaling $59.0 million as of March 31, 2021. Furthermore, the Company has no long-term or short-term borrowings as of March 31, 2021.

Mr. Edward So, Chief Executive Officer, commented, “We are pleased with our fiscal 2021 results which included a strong increase in operating income despite the pandemic and ongoing global electronic component shortage.  After a slow start to the second half of the fiscal year due to customers’ conservative approach to placing orders because of the continued worldwide pandemic, we saw particularly strong growth in our electronics manufacturing division for the period.  While the lockdown and social distancing had a significant impact on some of our customers who cater to the music performance market, we saw significantly increased demand for both home recording and audio streaming products.  Our net income for the full year was also positively impacted by the performance of our investments and approximately $2 million in rental income generated from leased space at our facilities, which became available due to our identification of more efficient configuration and relocation of our equipment.  Finally, we continue to proactively manage costs to maximize operating profitability.”

Mr. So concluded, “Our balance sheet remains strong and provides us with the financial flexibility to stay focused on the long-term performance of the business even as we navigate a challenging landscape.  With a strong cash position and no debt, we look forward to continuing to expand our customer relationships and drive performance as the pandemic subsides.”

Second Half Dividend

The Company also announced that its board of directors today declared a cash dividend of $0.10 per share for the second half of the fiscal year ended March 31, 2021.  The dividend will be payable on July 9, 2021 to shareholders of record as of June 25, 2021.

Dividends to be declared in the future will depend upon the Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future development.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, professional audio equipment, home audio products, and Internet-of-Things (IoT) products.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the Renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	March 31,	March 31,
	2021	2020
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$20,223	$22,514
Fixed deposits maturing over three months	2,700	783
Time deposits maturing over twelve months-current portion	1,519	-
Marketable securities (note 2)	22,373	19,441
Accounts receivable, net	14,708	12,301
Inventories (note 3)	16,193	8,578
Prepaid expenses and other current assets	2,489	1,752
Total current assets	80,205	65,369
Property, plant and equipment - net	27,323	28,586
Time deposits maturing over twelve months	332	1,424
Total assets	$107,860	$95,379

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$9,522	$4,604
Accrued payroll and employee benefits	7,107	6,077
Customer deposits	1,683	1,172
Other accrued liabilities	2,016	1,718
Income taxes payable	886	735
Total current liabilities	21,214	14,306
Deferred income tax liabilities	957	751
Total liabilities	22,171	15,057

Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
17,061,810 shares issued as of March 31, 2020 and March 31, 2021; 15,915,239 shares outstanding as of
March 31, 2020 and 2021	53,143	53,143
Treasury stock at cost; 1,146,571 shares as of
March 31, 2020 and 2021	(2,821)	(2,821)
Additional paid-in capital	7,989	7,989
Accumulated other comprehensive income	5,316	5,316
Retained earnings	22,062	16,695
Total shareholders' equity	85,689	80,322
Total liabilities and shareholders' equity	$107,860	$95,379

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS & COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)
(U.S. dollars in thousands, except per share data)

	Six months ended		Year ended

	March 31,		March 31,
	2021	2020	2021	2020

Net sales	$37,196	$27,655	$64,886	$65,368
Cost of sales	29,625	22,335	51,720	53,504
Gross profit	7,571	5,320	13,166	11,864
Selling, general and administrative expenses	5,590	4,818	10,310	10,026
Other income (expense), net	321	(245)	405	(425)
Operating income	2,302	257	3,261	1,413
Non-operating income (expense), net	4,641	(2,579)	5,445	(2,360)
Income (loss) before income taxes	6,943	(2,322)	8,706	(947)
Income taxes	244	247	475	373
Net income (loss) attributable to Deswell Industries, Inc.	$6,699	$(2,569)	$8,231	$(1,320)

Other comprehensive income	$-	$-	$-	$-
Total Comprehensive income (loss) attributable to Deswell Industries, Inc.	$6,699	$(2,569)	$8,231	$(1,320)

Net income (loss) per share attributable to
Deswell Industries, Inc. (note 4)
Basic:
Net income (loss) per share	$0.42	$(0.16)	$0.52	$(0.08)
Weighted average common shares outstanding
shares (in thousands)	15,915	15,915	15,915	15,914

Diluted:
Net income (loss) per share	$0.42	$(0.16)	$0.51	$(0.08)
Weighted average number of shares
outstanding (in thousands)	15,995	15,966	16,047	15,914

DESWELL  INDUSTRIES,  INC.
CONSOLIDATED  STATEMENT  OF  CASH  FLOWS  (UNAUDITED)

( U.S. dollars in thousands )	Year ended
	March 31,
	2021	2020
Cash flows from operating activities :
Net income (loss)	$8,231	$(1,320)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,755	1,973
Provision for doubtful accounts, net	397	297
Additional charges for (reversal of) obsolescence allowance of inventories, net	(9)	426
Gain on disposal of property, plant and equipment	(22)	(29)
Unrealized holding (gain) loss on marketable
securities	(2,010)	5,179
Gain on sales of marketable securities	(333)	(29)

Scrip dividend received	(19)	(175)
Deferred income tax expense	206	92
Exchange (gain) loss from marketable securities	(661)	531
Changes in operating assets and liabilities:
Accounts receivable	(2,804)	3,136
Inventories	(7,606)	4,026
Prepaid expenses and other current assets	(737)	254
Accounts payable	4,918	(1,649)
Accrued payroll and employee benefits	1,030	401
Customer deposits	511	(126)
Other accrued liabilities	298	56
Income taxes payable	151	78
Net cash provided by operating activities	3,296	13,121

Cash flows from investing activities
Purchase of property, plant and equipment	(551)	(507)
Proceeds from sale of property, plant and equipment, net of transaction costs	81	188
Purchase of marketable securities	(6,059)	(2,121)
Proceeds from sales of marketable securities	6,150	1,620
Increase of fixed deposits maturing over three months	(1,917)	(412)
Increase of fixed deposits maturing over twelve months	(427)	(1,424)
Net cash used in investing activities	(2,723)	(2,656)

Cash flows from financing activities
Dividends paid	(2,864)	(2,386)
Exercise of stock options	-	64
Net cash used in financing activities	(2,864)	(2,322)

Net (decrease) increase in cash and cash equivalents	(2,291)	8,143
Cash and cash equivalents, beginning of year	22,514	14,371
Cash and cash equivalents, end of year	20,223	22,514

Supplementary disclosures of cashflow information:
Cash paid during the year for:
Interest	-	-
Income taxes	236	160

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(U.S. dollars in thousands except per share data)

1.      Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the “Company”) at March 31, 2021 and March 31, 2020; the results of operations for the six months and year ended March 31, 2021 and March 31, 2020; and the cash flows for the year ended March 31, 2021 and 2020.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 17, 2020 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

COVID-19 Considerations

Since the outbreak of COVID-19 in December 2019, there are travel restrictions effected by countries worldwide.  A series of quarantine measures have been taken by the PRC government between cities in Mainland and Hong Kong, and Macao (where our management team resides, and corporate offices are located).

The Company’s two principal manufacturing plants are located in the Dongguan province of the PRC. In order to mitigate the COVID-19 pandemic, people entering into Mainland from other regions (including Hong Kong and Macao) are required to be quarantined in designated hotels for 14 to 21 days.

These border entry restrictions create challenges for productivity and connectivity, and could affect our ability to enhance, develop, and support existing products, detect and prevent production deficiencies, as well as exploring new business opportunities.  Travel arrangements among the Company’s management team have been well-planned and enhanced to smooth supervision over plant production and administration.

Though inoculation has been commenced in some countries, the vaccination rate is still low and the effectiveness to control the spread of the pandemic is not certain. The Company cannot assure that further closures or reductions of its operations or production may not be necessary in upcoming months as the result of business interruptions arising from protective measures being taken by the governmental agencies or of other consequences of the COVID-19 outbreak.

The situation continues to develop, and it is impossible to predict the effect and ultimate impact of the COVID-19 outbreak on the global economy.

During the year ended March 31, 2021 the Company did not experienced a significant negative impact of COVID-19 on its operations, capital and financial position. We did not record material asset impairments, inventory charges or bad debt provision related to COVID-19 during the year ended March 31, 2021. We will continue to evaluate the nature and extent of the impact of the COVID-19 outbreak on our financial condition, results of operations and cash flows.

2.       Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain (loss) and cost are as follows:

	March 31, 2021
	Cost	Gross Unrealized (loss)	Fair value
Marketable securities
Equity securities	$22,842	$(469)	$22,373

	March 31, 2020
	Cost	Gross Unrealized gain	Fair value
Marketable securities
Equity securities	$21,920	$(2,479)	$19,441

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange and Australian Securities Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized income from these marketable securities for the six months ended March 31, 2021 is included in the non-operating income of the consolidated statement of operations and comprehensive income (loss).

During the second half of fiscal 2021, there was a realized gain of $279 from the sale of marketable securities.

3.       Inventories

	March 31,	March 31,
	2021	2020
Inventories by major categories :
Raw materials	$11,554	$4,668
Work in progress	2,646	2,386
Finished goods	1,993	1,524
	$16,193	$8,578

4.       Earnings Per Share

The basic net income (loss) per share and diluted net income (loss) per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income (loss) per share is computed by dividing income (loss) available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income (loss) per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income (loss) for the six months ended March 31, 2021 and 2020 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, and (ii) electronic products and subassemblies of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Six Months Ended March 31, 2021 Compared to Six Months Ended March 31, 2020

Net Sales - The Company's net sales for the six months ended March 31, 2021 were $37,196,000, an increase of $9,541,000 or 34.5% as compared to $27,655,000 in the corresponding period in fiscal 2020. The increase was related to an increase of $437,000 in our plastic segment, and an increase of $9,104,000 in the electronic segment respectively, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The increase in net sales in the plastic segment was mainly related to increases in orders of $1,595,000 from existing customers for housing construction such as substrate for support, and motor vehicle products such as plastic brakes or speed selector plate, offsetting decreases in orders of $1,122,000 for telephone, printers and office equipment, as well as for tooling products from other existing customers.

The revenue increase in the electronic segment was mainly due to an increase in orders of $8,456,000 from existing customers for home entertainment products and of $6,506,000 for professional audio equipment such as signal processors and mixing consoles, offsetting a decrease of $6,497,000 in sales for professional audio equipment for signal processors and from other existing customers.

Gross Profit - Gross profit for the second half of fiscal 2021 was $7,571,000, representing a gross profit margin of 20.4%. This is compared to the overall gross profit and gross profit margin of $5,320,000 or 19.2% for the second half of fiscal 2020.

Gross profit in the plastic segment for the six months ended March 31, 2021 was $2,893,000 or 26.0% of net sales, as compared to $2,485,000 or 23.3% of net sales for the same period in the prior fiscal year.  The increase in gross margin for the plastic segment was mainly due to the decrease in the cost of raw materials, offsetting the increase in factory overheads, as a percentage of net sales, when compared with the same period of last year.

During the six months ended March 31, 2021, gross profit and margin in the electronic segment increased by $1,843,000 or 65.0% to $4,678,000 or 17.9% of net sales from the same period of last fiscal year. The increase in gross profit and margin was mainly attributed to the decrease in the cost of raw materials as compared with the same period of last fiscal year.

Selling, General and Administrative Expenses - SG&A expenses for the six months ended March 31, 2021 were $5,590,000 or 15.0% of total net sales, as compared to $4,818,000 or 17.4% of total net sales for the six months ended March 31, 2020.

Corporate expenses increased by $33,000 to $714,000 for the six months ended March 31, 2021 as compared to $681,000 for the same period ended March 31, 2020. The increase was primarily related to increases in professional fees.

SG&A expenses in the plastic segment increased by $143,000 to $2,296,000 or 20.6% of net sales for the second half of fiscal 2021, compared to $2,153,000 or 20.2% of net sales for the corresponding period in fiscal 2020. In terms of total SG&A expense, the increase was due to an increase of $240,000 in staff cost and welfare, offsetting a decrease of $112,000 in utilities cost, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $596,000 to $2,580,000 or 9.9% of net sales for the six months ended March 31, 2021, compared to 1,984,000 or 11.7% of net sales for the corresponding period in fiscal 2020. The increase was primarily related to an increase of $569,000 in staff cost and welfare, when compared to the corresponding period in the prior fiscal year.

Other Income (Expense) - Other income was $321,000 for the six months ended March 31, 2021, as compared to other expenses of $245,000 in the corresponding six months of the prior fiscal year.

On a segment basis, other income attributable to the plastic segment for the six months ended March 31, 2021 was $471,000, as compared to other expenses of $211,000 for the same period in the prior fiscal year. The increase in other income was mainly due to an exchange gain of $448,000 and a gain of $29,000 from disposal of fixed assets during the second half of fiscal 2021, as compared to an exchange loss of $336,000, a provision of $18,000 for doubtful debts, offsetting gains of $84,000 from sales of materials and $63,000 from the disposal of fixed assets during the same period of fiscal 2020.

Other expenses attributable to the electronic segment for the six months ended March 31, 2021 were $150,000, as compared with other expenses of $34,000 for the corresponding period in the prior fiscal year. The increase in other expenses was mainly due to an exchange loss of $327,000, offsetting gains of $75,000 from sales of materials and others, and a reversal of provisions for $40,000 from doubtful debts during the six months ended March 31, 2021, as compared to an exchange loss of $39,000 and a provision of $77,000 for doubtful receivables, offsetting a gain of $82,000 from sales of materials during the same period of last fiscal year.

Operating Income - Operating income was $2,302,000 for the six months ended March 31, 2021, as compared to operating income of $257,000 in the corresponding six months in the prior fiscal year.

Corporate expenses of $714,000 and $681,000 were incurred during the fiscal year of 2021 and 2020, respectively.

On a segment basis, the operating income of the plastic segment was $1,068,000 in the six months ended March 31, 2021, as compared to operating income of $121,000 in the corresponding period in fiscal 2020.   The increase in operating income in the plastic segment was mainly due to the increases in profit margin and other income as described above.

The electronic segment reported operating income of $1,948,000 in the six months ended March 31, 2021, compared to operating income of $817,000 in the corresponding period in fiscal 2020.  The increase in operating income was mainly due to the increase in gross profit and margin as described above.

Non-Operating Income (Expense) – Non-operating income for the six months ended March 31, 2021 was $4,641,000, as compared to a non-operating expense of $2,579,000 in the corresponding period in fiscal 2020.  This was primarily due to increases of $6,465,000 on change in fair values of marketable securities, $453,000 from rental income and $279,000 from realized gain on sale of marketable securities during the six months ended March 31, 2021, as compared to the same six months of the prior fiscal year.

Income Taxes – Income tax for the six months ended March 31, 2021 represented income tax expense of $160,000 and a deferred tax provision of $84,000, as compared to income tax expense of $129,000 and a deferred tax provision of $118,000 in the corresponding six months of the prior fiscal year.

On a segment basis, there was income tax expense of $38,000 and a deferred tax provision of $84,000 in the plastic segment for the six months ended March 31, 2021, as compared to an income tax expense of $39,000 and a deferred tax provision of $118,000 during the year-ago six months.  Income tax expenses for the electronic segment were $122,000 for the six months ended March 31, 2021, and $90,000 for the corresponding six months of fiscal 2020.

Net Income (Loss) – The Company had a net income of $6,699,000 for the six months ended March 31, 2021, as compared to a net loss of $2,569,000 for the six months ended March 31, 2020.  The increased net income for the second half of fiscal 2021 was mainly attributed to an increase in non-operating income as described above.

Net income (loss) for the plastic segment for the six months ended March 31, 2021 totaled $4,994,000, as compared to net loss of $2,038,000 for the corresponding six months in fiscal 2020. The net income in the second six months of fiscal 2021 for the plastic segment was mainly the result of an increase in non-operating income, as described above.

Net income for the electronic segment for the six months ended March 31, 2021 was $2,419,000, compared to net income of $150,000 for the corresponding six months of fiscal 2020.  The increase in net income in the second six-month period of fiscal 2021 for the electronic segment was mainly attributable to increases in gross margin and non-operating income as described above.

Year Ended March 31, 2021 Compared to Year Ended March 31, 2020

Net Sales - The Company's net sales for the year ended March 31, 2021 were $64,886,000, a decrease of $482,000 or 0.7% as compared to $65,368,000 in the corresponding period in fiscal 2020. The decrease was related to a decrease in sales revenues of $5,488,000 in our plastic segment, offsetting an increase of $5,006,000 in sales revenues in our electronic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue decrease in the plastic segment was mainly due to a decrease in orders of $3,588,000 from existing customers for printing, telephone and office equipment, and of $1,699,000 for tooling products from other existing customers.

The revenue increase in the electronic segment was mainly due to an increase of $3,543,000 in orders for home entertainment products, and 14,426,000 in orders for professional audio instruments of signal processors, mixing consoles and other equipment from other existing customers.

Gross Profit - Gross profit for the year ended March 31, 2021 was $13,166,000, representing a gross profit margin of 20.3%. This is compared with the overall gross profit and gross profit margin of $11,864,000 or 18.1% for the year ended March 31, 2020.

Gross profit in the plastic segment decreased by $884,000 to $4,681,000 or 23.6% of net sales for the year ended March 31, 2021, as compared to $5,565,000 or 22.0% of net sales for the same period in the prior fiscal year.  The decrease in gross profit for the plastic segment was mainly due to the decrease in sales revenue. However, as a percentage of sales, the slight increase in gross margin was mainly due to relatively lower raw materials costs incurred.

Gross profit in the electronic segment increased by $2,186,000 to $8,485,000 or 18.8% of net sales for the year ended March 31, 2021, as compared to $6,299,000 or 15.7% of net sales in the prior fiscal year. The increase in gross profit and margin was mainly attributed to increases in sales revenues, increased percentage of sales of ODM products and savings in raw materials costs when compared with last fiscal year.

Selling, General and Administrative Expenses - SG&A expenses for the year ended March 31, 2021 slightly increased by $284,000 to $10,310,000 or 15.9% of total net sales, as compared to $10,026,000 or 15.3% of total net sales for the year ended March 31, 2020.

Corporate expenses slightly increased by $17,000 to $1,311,000 for the year ended March 31, 2021, as compared to $1,294,000 for the year ended March 31, 2020. There was a slight increase in bank charges and insurance.

SG&A expenses in the plastic segment decreased by $425,000 to $4,199,000 or 21.1% of net sales for the year ended March 31, 2021, compared to $4,624,000 or 18.2% of net sales for fiscal 2020. The decrease was primarily related to the decrease of $324,000 in staff costs and welfare, and $117,000 in utilities cost as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $692,000 to $4,800,000 or 10.7% of net sales for the year ended March 31, 2021, compared to $4,108,000 or 10.3% of net sales for fiscal 2020. The increase was mainly due to an increase of $654,000 in staff costs and welfare when compared to prior fiscal year.

Other Income (Expenses), Net - Other income was $405,000 for the year ended March 31, 2021, as compared to other expenses of $425,000 in the prior fiscal year.

On a segment basis, other income attributable to the plastic segment for the year ended March 31, 2021 was $614,000, as compared to other expense of $584,000 for the prior fiscal year. Other income in fiscal 2021 was mainly due to an exchange gain of $1,003,000 and a provision of $438,000 for doubtful debts during fiscal 2021, as compared to an exchange loss of $588,000 and a provision of $218,000 for doubtful receivables, offsetting a gain of $219,000 on sales of materials in fiscal 2020.

Other expenses attributable to the electronic segment for the year ended March 31, 2021 were $209,000, as compared with other income of $159,000 for the prior fiscal year. The decrease in other income was mainly due to a decrease of $519,000 in exchange income and an increase of $117,000 for reversal of doubtful debts during the year ended March 31, 2021 as compared to last fiscal year.

Operating Income - Operating income was $3,261,000 for the year ended March 31, 2021, as compared to operating income of $1,413,000 in the prior fiscal year.

Corporate expenses of $1,311,000 and $1,294,000 were incurred during the fiscal year of 2021 and 2020, respectively.

On a segment basis, the operating income in the plastic segment was $1,096,000 in the year ended March 31, 2021, as compared to an operating income of $357,000 in fiscal 2020. The increase in operating income in the plastic segment was mainly due to the improvement in gross margin and other income as described above.

The electronic segment reported an operating income of $3,476,000 in the year ended March 31, 2021, compared to an operating income of $2,350,000 in fiscal 2020.  The increase in operating income was mainly due to the increase in gross profit as described above.

Non-Operating Income (Expense) – Non-operating income for the year ended March 31, 2021 was $5,445,000, as compared to a non-operating expense of $2,360,000 in last fiscal year.  The increase in non-operating income was primarily due to increases of $7,190,000 on change of the fair value of marketable securities, $303,000 from realized gain on sale of marketable securities and $462,000 from rental income as compared to fiscal 2020.

Income Taxes – Income tax for the year ended March 31, 2021 was $322,000 as well as a deferred tax provision of $153,000. This is compared to an income tax expense of $264,000 and a deferred tax benefit of $109,000 in last fiscal year.

On a segment basis, there was income tax expense of $60,000 and a deferred tax provision of $153,000 in the plastic segment for the year ended March 31, 2021, as compared to an income tax expense of $73,000 and a deferred tax benefit of $109,000 during the last fiscal year.  The income tax expense of the electronic segment was $262,000 for the year ended March 31, 2021, as compared to $191,000 in fiscal 2020.

Net Income (Loss) – The Company had net income of $8,231,000 for the year ended March 31, 2021, as compared to a net loss of $1,320,000 for the year ended March 31, 2020.   The increase in net income was mainly due to the increase in non-operating income as described above.

Net income for the plastic segment for the year ended March 31, 2021 was $6,016,000, as compared to net loss of $1,379,000 for fiscal 2020.  The increase in net income in the plastic segment was mainly due to an increase in non-operating income as described above.

Net income for the electronic segment for the year ended March 31, 2021 was $3,526,000, as compared to net income of $1,353,000 for fiscal 2020.  The increase in net income in the electronic segment was mainly attributable to increases in gross profit and in non-operating income as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of March 31, 2021, the Company had working capital of $58,991,000, as compared to $51,063,000 at March 31, 2020.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of March 31, 2021.

As of March 31, 2021, the Company had cash and cash equivalents of $20,223,000, as compared to $22,514,000 at March 31, 2020.  During the year ended March 31, 2021, net cash provided by operating activities was $3,296,000.  Net cash used in investing activities was $2,723,000, which is mainly accounted for by proceeds of $6,150,000 from sale of marketable securities and of $81,000 from disposal of fixed assets, offsetting cash used in the purchases of fixed assets for $551,000 and marketable securities for $6,059,000, as well as increases of $1,917,000 in fixed deposits maturing over three months, and $427,000 in time deposits maturing over twelve months during the year ended March 31, 2021.  Net cash used in financing activities was comprised mainly of $2,864,000 in dividend payments in the year ended March 31, 2021.

As of March 31, 2021, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.